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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 16)*



                                 INCOMNET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    453365207
                 ----------------------------------------------
                                 (CUSIP Number)


  John P. Casey, 10220 River Road, Suite 115, Potomac, MD 20854 (301) 983-5000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                January 28, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                                                   -------------------------
CUSIP NO. 453365207                                                               PAGE 2 OF 6 PAGES
---------------------------                                                   -------------------------

-------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          JOHN P. CASEY - SS# ###-##-####
-------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [ ]
                                                                                                (b) [ ]

-------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

                          00
-------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)  [ ]


-------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
-------------------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                    14,495,474*
                       --------------------------------------------------------------------------------
      NUMBER OF              8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                           102,000 (children's trust; 1/3 voting trustee)
    OWNED BY EACH
      REPORTING
     PERSON WITH
                       --------------------------------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER

                                    14,495,474*
                       --------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                            102,000 (children's trust; 1/3 voting trustee)

-------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    14,597,474*
-------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [ ]


-------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    44.65%   (See Item 5)*
-------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          IN
-------------------------------------------------------------------------------------------------------

*Includes 8,459,970 shares of Incomnet Common Stock issuable on conversion of
725.473 shares of Incomnet Series A Convertible Preferred Stock and 872.738 shares of Incomnet Series B Preferred Stock (collectively, the "Preferred Shares") which Mr. Casey purchased on November 5, 1998 under the Option Agreement dated July 15, 1998 described in Amendment No. 6 to Mr. Casey's Statement. Incomnet does not currently have sufficient authorized but unissued shares of Common Stock to effect the conversion of the Preferred Shares into common stock. Further, Mr. Casey is obligated, pursuant to the terms of the Board Change Agreement dated August 28, 1998 to hold the Preferred Shares until November 4, 1999 (the "Redemption Period") during which time the Company plans to redeem the Preferred Shares if it is financially able to do. If the Company is not able to redeem the Preferred Shares during the Redemption Period, Mr. Casey is obligated to convert the Preferred Shares into Common Stock and offer the Common Stock to all shareholders of Incomnet on a pro-rata basis at an offering price representing no actual profit to Mr. Casey.

                                                              -----------------
                                                              Page 3 of 6 Pages
                                                              -----------------

        This Statement is the sixteenth Amendment to the Statement on Schedule 13D filed on April 7, 1998 (as previously amended, the "Statement") with the Securities and Exchange Commission by Mr. John P. Casey in connection with his beneficial ownership of shares (the "Shares") of common stock of Incomnet, Inc. ("Incomnet" or the "Issuer"). All capitalized terms used and not defined in this Amendment No. 16 have the meanings given to them in the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

        As disclosed on Amendment Nos. 5, 6 and 7 of this Statement, Mr. Casey purchased an aggregate of 1,907,404 shares of Incomnet common stock and the option to purchase the Series A and Series B Preferred Stock using borrowed funds from Trans Pacific Stores, Ltd., a Hawaiian corporation ("Trans Pacific"). These funds were initially borrowed under an oral arrangement with Trans Pacific. On January 28, 1999 Mr. Casey executed a promissory note (the "Trans Pacific Note") in favor of Trans Pacific in the amount of $3,837,224.00, which Note was intended to replace the prior financing arrangements. The Trans Pacific
Note is secured by a pledge of certain personal assets of Mr. Casey and all proceeds from any sale of his shares of Incomnet Common Stock. The Trans Pacific Note has an interest rate of 18% compounded quarterly and has no minimum periodic payments and no prepayment penalties. The Trans Pacific Note is due and payable in full by not later than June 30, 1999, unless the parties mutually agree upon an extension. The Trans Pacific Note gives Trans Pacific the ability to elect, in lieu of the interest due under such facility, to have Mr. Casey pay Trans Pacific in shares of Incomnet Common Stock or cash, an amount equal to 25% of the appreciation in the per share Common Stock price of Incomnet at the time of prepayment or, if not prepaid, at June 30, 1999 (the "Payoff Date") in excess of $0.725 per share multiplied by 5.4 million (the "Stock Appreciation Right"). For purposes of determining the per share value of Incomnet stock in calculating the Stock Appreciation Right, the value of the stock shall be equal to the average closing price of the stock on the five trading days prior to the Payoff Date. If Trans Pacific elects to receive the Stock Appreciation Right, all interest payments by Mr. Casey prior to the Payoff Date shall be credited against the number of Stock Appreciation Right shares or amount of Stock Appreciation Right cash. John P. Hill, Jr., a director of the Company, is the President of Trans Pacific.

                                                               -----------------
                                                               Page 4 of 6 Pages
                                                               -----------------


        Item 5. Interest in Securities of the Issuer.

        (d) Until the Trans Pacific Note has been paid in full, Trans Pacific has the right to receive such proceeds from any sale of Mr. Casey's shares of Incomnet common stock as are necessary to repay all amounts due under the Trans Pacific Note.

                                                              -----------------
                                                              Page 5 of 6 Pages
                                                              -----------------

Item 7. Material to be filed as Exhibits.

Exhibit 1 Promissory Note by John P. Casey in favor of Trans Pacific Stores, Ltd. dated January 28, 1999.

                                                               -----------------
                                                               Page 6 of 6 Pages
                                                               -----------------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /s/ JOHN P. CASEY
Date:  January 29, 1999             ------------------------------------------
                                    John P. Casey